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                                                                       EXHIBIT 2

CONTACT:    Joseph W. Barnett
            Vice Pres./Communications
            EMCOR Group, Inc.
            (203) 849-7812



EMCOR GROUP, INC. ADOPTS SHAREHOLDER RIGHTS PLAN


NORWALK, CONNECTICUT, March 3, 1997 -- EMCOR Group, Inc. (NASDAQ: EMCG) announced today that its Board of Directors has adopted a Shareholder Rights Plan. The Rights provide protection against coercive or unfair takeover tactics, and should encourage anyone seeking to acquire the Company to negotiate with the Board first. The adoption of the Rights Plan should provide a sound and reasonable means of safeguarding the interests of all shareholders should an effort be made to acquire control of the Company at a price not reflective of its fair value.

In connection with the adoption of the Rights Plan, the Board declared a dividend of one Preferred Share Purchase Right for each outstanding share of the Company's Common Stock. Each Right, which is not presently exercisable, entitles the holder to purchase one one-thousandth of a share of the Company's newly designated Series A Junior Participating Preferred Stock at an exercise price of $70. In the event that any person acquires 15% or more of the outstanding shares of the Company's Common Stock, each holder of a Right (other than the acquiring person or group) will be entitled to receive, upon payment of the exercise price, that number of shares of Common Stock having a market value equal to two times the exercise price.

The distribution of the Rights will be made on March 14, 1997, payable to shareholders of record at the close of business on that date. The Rights will expire on March 3, 2007. The Rights distribution is not taxable to shareholders.

Details of the Rights distribution are contained in a letter which is being mailed to all shareholders of the Company.

The Company also  announced that the Board adopted an amendment to the Company's
By-laws  requiring   advance  notice  of  stockholder   proposals  and  director
nominations.

On February 4, 1997, Oaktree Capital Management, LLC filed a Schedule 13D stating that it may purchase additional shares of the Company's Common Stock and has sought antitrust clearance for such purchase. According to its Schedule 13D, Oaktree currently owns 8.9% of the Company's Common Stock.

EMCOR Group, Inc. is a worldwide leader in mechanical/electrical construction and facilities management services.

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